Exhibit (d)(20)(ii)

AMENDMENT TO SUB-ADVISORY BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

CLARIVEST ASSET MANAGEMENT, LLC

THIS AMENDMENT is made as of July 2, 2018, to the Sub-Advisory Agreement dated December 24, 2012, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (the “Investment Adviser”) and ClariVest Asset Management, LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Sub-Advisory Agreement dated December 24, 2012, as amended, is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Director - Investments

CLARIVEST ASSET MANAGEMENT, LLC

By:	/s/ Tiffany A. Ayres
Name:	Tiffany A. Ayres
Title:	Executive Vice President, General Counsel, CCO

Schedule A

FUNDS	INVESTMENT SUB-ADVISORY FEE*
Transamerica Emerging Markets Equity	0.49% of assets up to $250 million; 0.45% over $250 million up to $500 million; 0.43% over $500 up to $1 billion; and 0.41% of net assets in excess of $1 billion

*	As a percentage of average daily net assets on an annual basis.